UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DouYu International Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

25985W105**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “DOYU.” Every ten ADSs represent one ordinary share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105
1.	Names of Reporting Persons Phoenix Fuju Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,806,049 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,806,049 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,049 ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)
12.	Type of Reporting Person CO

(1) Represents 1,806,049 ordinary shares held by Phoenix Fuju Limited, a British Virgin Islands company beneficially owned and controlled by Yijun Wang.

(2) Calculated based on 32,460,612 ordinary shares issued and outstanding as of December 31, 2019.

CUSIP No. 25985W105
1.	Names of Reporting Persons Yijun Wang
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,806,049 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,806,049 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,049 ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)
12.	Type of Reporting Person IN

(1) Represents 1,806,049 ordinary shares held by Phoenix Fuju Limited, a British Virgin Islands company beneficially owned and controlled by Yijun Wang.

(2) Calculated based on 32,460,612 ordinary shares issued and outstanding as of December 31, 2019.

Item 1(a). Name of Issuer: DouYu International Holdings Limited (the “Issuer”)

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, The People’s Republic of China

Item 2(a). Name of Person Filing: Phoenix Fuju Limited Yijun Wang (collectively, the “Reporting Persons”)

Item 2(b).                  Address of Principal Business Office or, if none, Residence:

Phoenix Fuju Limited

30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands

Yijun Wang

55/F, Kingkey Riverfront Times Building, Binhe Avenue, Futian District, Shenzhen, Guangdong Province, the People’s Republic of China

Item 2(c). Citizenship: Phoenix Fuju Limited: British Virgin Islands Yijun Wang: People’s Republic of China
Item 2(d). Title of Class of Securities: Ordinary shares, par value US$0.0001 per share
Item 2(e). CUSIP Number: CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, ten of which represent one ordinary share, par value $0.0001 per share.

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c): Not applicable.

Item 4.                     Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.0001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power:
Phoenix Fuju Limited	1,806,049	5.6	%(1)	0	1,806,049	0	1,806,049	5.6%
Yijun Wang	1,806,049	5.6	% (2)	0	1,806,049	0	1,806,049	5.6%

(1) The percentage of class of securities beneficially owned by Phoenix Fuju Limited is based on a total of 32,460,612 ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(2)  The percentage of class of securities beneficially owned by Yijun Wang is based on a total of 32,460,612 ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Phoenix Fuju Limited

By:	/s/ Yijun Wang
Name: Yijun Wang
Title: Director

By:	/s/ Xiaonan Fu
Name: Xiaonan Fu
Title: Director

Yijun Wang

By:	/s/ Yijun Wang
Name: Yijun Wang

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement